Exhibit 99.8 – Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2018 of Gold Reserve Inc. of our report dated April 26, 2019, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-186851, 333-191955, 333-195992, 333-208996 and 333-213336) and Form S-8 (No. 333-188574, 333-197282 and 333-214789) of Gold Reserve Inc. of our report dated April 26, 2019 referred to above.

We also consent to the reference to us under the heading "Interests of Experts" which appears in the Annual Information Form included in Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

s/PricewaterhouseCoopers LLP

Vancouver, Canada

April 26, 2019

Exhibit 99.8   Consent – Page 1